SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August, 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseongdong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated estimated earnings results for the first half of 2010 and 2011 as attached hereto.

Disclaimer:

The financial information relating to the consolidated results of operations of Korea Electric Power Corporation (“KEPCO”) for the first half ended June 30, 2010 and 2011 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a consolidated basis based on Korean IFRS. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual consolidated financial results of operations of KEPCO for the first half ended June 30, 2011, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

Korea Electric Power Corporation

PRELIMINARY CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

For the first half ended June 30, 2010 and 2011

(Unit : in billions of Korean Won)	1H 2011	1H 2010	Change
Operating revenues:	19,916	17,776	12.0%

Sale of electric power	18,812	17,078	10.1%
Other	1,104	698	58.3%

Operating expenses:	21,583	18,311	17.9%

Fuel	10,770	9,087	18.5%
Maintenance	698	703	-0.7%
Depreciation	2,913	2,927	-0.5%
Purchased power	3,663	2,531	44.8%
Research and development	328	279	17.8%
Other	3,212	2,785	15.3%

Other revenues	442	406	8.9%

Other expenses	78	49	61.3%

Operating income(loss)	-1,304	-178	-632.6%

Finance income:	769	470	63.4%

Interest income	67	58	14.9%
FX related gain	685	410	67.2%
Other	17	3	500.0%

Finance expenses:	1,526	1,485	2.7%

Interest expense	1,065	974	9.4%
FX related loss	461	512	-9.9%
Other	—	—	—%

Equity income(loss) of affiliates, net	166	88	88.3%

Gain(Loss) on disposal of affiliates	3	-52	106.2%

Income(Loss) before income tax	-1,892	-1,157	-63.6%

Income tax expenses(benefits)	-287	-103	-179.3%

Net Income(loss)	-1,605	-1,054	-52.3%

Non controlling interest	31	33	-7.2%

Controlling interest	-1,636	-1,087	-50.5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-keun
Name:	Shin, Chang-keun
Title:	Vice President

Date: August 16, 2011